UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

867328 700

(CUSIP Number of Common Stock Underlying Class of Securities)

Daniel N. Swisher, Jr.

Chief Executive Officer, President and Interim Chief Financial Officer

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 843-5000

Fax: (650) 849-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,914,687.25	$221.92

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of 781,505 shares of the issuer’s common stock, and had an aggregate value of $1,914,687.25 as of June 5, 2017, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01159% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $221.92	Filing Party: Sunesis Pharmaceuticals, Inc.
Form or Registration No.: 005-81034	Date Filed: June 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an Offer to Exchange Eligible Options for New Options dated June 9, 2017 (the “Offer”) by Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), originally filed with the Securities and Exchange Commission by the Company on June 9, 2017.

The information contained in the Schedule TO is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

In the offering materials filed as Exhibit (a)(1)(A) through Exhibit (a)(1)(G) to the Schedule TO, each reference to “4:00 p.m., U.S. Pacific Time, on Friday, July 7, 2017” is hereby deleted and replaced with “11:59 p.m., U.S. Eastern Time, on Friday, July 7, 2017,” so that the Offer expires at 11:59 p.m., U.S. Eastern Time, on July 7, 2017, unless extended pursuant to the Offer.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended to replace the Offer to Exchange Eligible Options for New Options dated June 9, 2017 previously filed as Exhibit (a)(1)(A) and the Election Form previously filed as Exhibit (a)(1)(C) to the Schedule TO with the following exhibits:

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options dated June 9, 2017, as amended and restated on June 28, 2017

(a)(1)(C)	Election Form, as amended and restated on June 28, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ Daniel N. Swisher, Jr.
Daniel N. Swisher, Jr.
Chief Executive Officer, President, Interim Chief Financial Officer and Corporate Secretary

Date: June 28, 2017

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options dated June 9, 2017, as amended and restated on June 28, 2017

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange Eligible Options for New Options

(a)(1)(C)	Election Form, as amended and restated on June 28, 2017

(a)(1)(D)*	Notice of Withdrawal of Election Form

(a)(1)(E)*	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)*	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)*	Form of Reminder E-Mail to Eligible Holders

(a)(1)(H)*	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer

(a)(1)(I)*	Stock Option Exchange Program Presentation

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 9, 2017 and incorporated herein by reference

(a)(1)(K)	Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 8, 2017 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2005 Equity Incentive Award Plan, as amended, filed as Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2009 (SEC File No. 000-51531) and incorporated herein by reference

(d)(2)	Forms of Stock Option Grant Notice and Stock Option Agreement under the 2005 Equity Incentive Award Plan, filed as Exhibit 10.52 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007 (SEC File No. 000-51531) and incorporated herein by reference

(d)(3)	Forms of Stock Option Grant Notice and Stock Option Agreement for Automatic Grants to Outside Directors under the 2005 Equity Incentive Award Plan, filed as Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008 (SEC File No. 000-51531) and incorporated herein by reference

(d)(4)	Amended 2011 Equity Incentive Plan, filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2017 (SEC File No. 000-51531), and incorporated herein by reference

(d)(5)	Forms of Stock Option Grant Notice and Option Agreement under the 2011 Equity Incentive Plan, filed as Exhibit 10.57 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2012 (SEC File No. 000-51531), and incorporated herein by reference

(d)(6)	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the 2011 Equity Incentive Plan, filed as Exhibit 10.58 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2012 (SEC File No. 000-51531), and incorporated herein by reference

(d)(7)	2017 Bonus Program, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 (SEC File No. 000-51531), and incorporated herein by reference

(d)(8)	Form of Indemnification Agreement for directors and executive officers, filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 23, 2004 (SEC File No. 333-121646) and incorporated herein by reference

(d)(9)	Amended and Restated 2006 Employment Commencement Incentive Plan, filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2009 (SEC File No. 000-51531), and incorporated herein by reference

(d)(10)	Forms of Stock Option Grant Notice and Stock Option Agreement under the Amended and Restated 2006 Employment Commencement Incentive Plan, filed as Exhibit 10.71 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2008 (SEC File No. 000-51531) and incorporated herein by reference

(d)(11)	2011 Employee Stock Purchase Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2011 (SEC File No. 333-174732), and incorporated herein by reference

(d)(12)	Third Amended and Restated Executive Severance Benefits Agreement, dated April 13, 2016, by and between the Registrant and Daniel N. Swisher, Jr., filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016 (SEC File No. 000-51531) and incorporated herein by reference

(d)(13)	Form of Warrant to purchase shares of Common Stock, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2009 (SEC File No. 000-51531) and incorporated herein by reference

(d)(14)	Form of Warrant to Purchase Common Stock of the Registrant, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2010 (SEC File No. 000-51531) and incorporated herein by reference

(d)(15)	Sales Agreement, dated August 11, 2011, between the Company and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2011 (SEC File No. 000-51531) and incorporated herein by reference

(d)(16)	Amendment No. 1 to Sales Agreement, dated August 11, 2011, between the Company and Cantor Fitzgerald & Co., dated April 10, 2013, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2013 (SEC File No. 000-51531) and incorporated herein by reference

(d)(17)	Amendment No. 2 to Sales Agreement, dated August 11, 2011, between the Registrant and Cantor Fitzgerald & Co., dated March 12, 2015, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2015 (SEC File No. 000-51531) and incorporated herein by reference

(d)(18)	Termination and Registration Rights Agreement, dated June 7, 2013, by and among the Company and the investors identified on the signature pages thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2013 (SEC File No. 000-51531) and incorporated herein by reference

(d)(19)	Loan and Security Agreement, dated March 31, 2016, by and among the Registrant, Western Alliance Bank, Solar Capital Ltd. And Western Alliance, as Collateral Agent, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016 (SEC File No. 000-51531) and incorporated herein by reference

(d)(20)	Warrant, dated March 31, 2016, issued to Solar Capital Ltd, filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016 (SEC File No. 000-51531) and incorporated herein by reference

(d)(21)	Warrant, dated March 31, 2016, issued to Western Alliance Bank, filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016 (SEC File No. 000-51531) and incorporated herein by reference

(d)(22)	Amended and Restated Non-Employee Director Compensation Policy, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016 (SEC File No. 000-51531) and incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed.